Exhibit 1

For the forward-looking non-GAAP information contained in this announcement, no comparable GAAP or IFRS information is available on a forward-looking basis, as the effect of adjusting items and rates of exchange, which could be significant, may be highly variable and cannot be estimated with reasonable certainty. As such, no reconciliations for this forward-looking non-GAAP information are available and we are unable to: present revenue before presenting constant currency revenue or earnings per share before presenting constant currency adjusted diluted earnings per share.

This announcement contains inside information

British American Tobacco p.l.c. (the “Company”)
11 March 2022

Russia Business Update and Revised Guidance

At BAT we pride ourselves on our values and our ethos. We join together as one company to call on all leaders and governments to find a peaceful and sustainable resolution to this tragic conflict through the power of dialogue and diplomacy.

Building on our announcement of 9th March 2022, we have now completed the review of our presence in Russia. The context is highly complex, exceptionally fast-moving and volatile.

We have concluded that BAT’s ownership of the business in Russia is no longer sustainable in the current environment.

Today, we have initiated the process to rapidly transfer our Russian business in full compliance with international and local laws. Beyond continuing to pay our 2,500 employees, we will do our utmost to safeguard their future employment.

Upon completion, BAT will no longer have a presence in Russia.

Following our decision today, and in light of the continuing uncertainty related to Ukraine and Russia and the possible indirect impact on the rest of the Group, we consider it prudent to revise our guidance for full year 2022. We now expect constant currency Group revenue growth of 2% to 4% and Mid-Single Figure constant currency adjusted diluted EPS growth. In 2021, Ukraine and Russia accounted for 3% of Group revenue and a slightly lower proportion of adjusted profit from operations.

The person responsible for making this announcement is P McCrory, BAT’s Company Secretary.

Enquiries:

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